Exhibit 99.1

Draker Announces Launch of New Data Acquisition & Control Technology

Hires New Director of Sales

BURLINGTON, VT - July 5, 2016 – Draker Corporation or "Draker", a global provider of data management, analytics and control systems for distributed power generation and a subsidiary of BlueNRGY Group Limited (OTC:CBDEF), today announced its new generation data acquisition and control systems for connecting solar power plants with Draker’s industry-leading monitoring and analytics platform. The new systems will be available for delivery in the third quarter of 2016. In conjunction with the new product sales launch, Draker has appointed Mr. Joseph Grimes as the new Director of Sales for the Western USA.

Draker’s two new data acquisition and control system (“DAACS”) packages deliver best-in-class performance and set the industry value benchmark for solar monitoring solutions. The data-handling protocols and communications interfaces are optimized for Draker’s monitoring software, which is offered as a subscription service. Both DAACS designs build on Draker’s experience of more than a decade delivering the industry’s highest reliability data acquisition solutions. Each configuration now incorporates two-way communications and control capability to increase operational efficiency and ensure compliance with demanding interconnection requirements in most global markets, including all states and territories of the U.S.

•	Draker’s new entry-level solution is tailored for smaller power plants and sites that require a limited number of data collection points. Draker has tightly integrated everything needed to reliably monitor inverters, performance instruments and meters along with cellular network connectivity into a single low-power device. Our streamlined configuration and practical options provide the essential features needed to track, operate and meet performance and profitability goals of smaller-scale installations.
•	Draker’s new generation flagship product is designed for larger commercial and small utility-scale installations. This system configuration has the performance and capabilities to monitor and control complex sites with hundreds of monitored devices (smart combiner boxes, storage systems, etc.). It draws on Draker’s expansive library of interface software to enable connection to nearly any device and collects data at a fast sampling rate. Draker is excited to be offering this data acquisition and control hardware at a price point that delivers the best value in the industry.

To support strong demand for its new DAACS products Draker is adding to its senior sales team through the appointment of Joe Grimes. Mr. Grimes joins Draker with a wealth of experience in the software sector and has spent the last seven years focusing on development and financing of large PV solar systems. As Draker’s Director of Sales for the Western US, he joins a successful team with an expansive product line that provides fully integrated solutions for capturing and transmitting critical data for PV solar systems. Mr. Grimes said, “I am excited to join Draker and look forward to working with the team to further develop their already extensive product and service suite. I am fortunate to be joining such an innovative and technologically advanced company that prides itself on world class quality and service.”

Mr. William Morro, Chairman and Managing Director of BlueNRGY Group Limited, Draker’s corporate parent, stated that “Joe Grimes’ wealth of experience and solar industry knowledge makes him an invaluable addition to the Draker team. Joe’s appointment and the ongoing expansion of the Draker sales organization, channel partner network and product line reflects our corporate commitment to industry leadership. We are confident that Draker’s innovations in accurately and reliably capturing and displaying critical operating and financial performance data for complex renewable power systems and controlling those systems constitute a dramatic leap forward that will be warmly received by power plant owners, asset managers and other financial stakeholders. Joe will be integral to bringing those solutions to our rapidly expanding customer base and to ensuring exceptional service for all of Draker’s customers.”

About Draker Corp & BlueNRGY Group Limited,

Established in 1989, BlueNRGY Group Limited is a leader in engineered solutions for the management of distributed power generation and climate control/energy efficiency systems.  Its data collection and management solutions, provided by its Draker Corp subsidiary, are deployed worldwide and are relied upon by system owners, financial institutions, utilities, government bodies and component manufacturers to deliver mission-critical information. As a global leader in delivery of best-in-class technology, BlueNRGY has designed and installed more than 230 MW of solar and wind systems for commercial and utility applications and it provides monitoring and control for more than 2GW of renewable power systems as well as the world-class system life-cycle maintenance and support capabilities that its clients demand. The company’s Parmac division is a leader in energy-efficient climate control systems in its served Australian markets.

With regional headquarters in Australia, the USA and Europe, BlueNRGY and Draker are positioned to serve customer operations globally.  For more information, visit www.BlueNRGY.com and http://Drakerenergy.com.

Caution Concerning Forward-Looking Statements

This news release contains 'forward-looking statements. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, as well as those set forth in the Company's most recent annual report on Form 20-F and other filings with the SEC, and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. Such statements include, without limitation, expectations about Draker monitoring system performance and performance relative to competitors, achieving growth in demand for its new DAACS products, performance and customer acceptance of Draker’s software platform and the prospective impact of Draker’s sales personnel. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and BlueNRGY Group Limited assumes no obligation to update or revise these statements unless otherwise required by law.

CONTACTS:

Corporate:

investor@bluenrgy.com

PCG Advisory Group:

Investors:

Stephanie Prince

Managing Director

Phone: 646-762-4518

Media:

Sean Leous

Managing Director

Phone: 646-863-8998